SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE

CHICAGO, ILLINOIS  60606-1720

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

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312-407-0784
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Richard.Witzel@SKADDEN.COM

March 4, 2014

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           CF Industries Holdings, Inc.

Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of CF Industries Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are submitting for filing, via direct electronic transmission, the enclosed preliminary proxy statement and form of proxy relating to the Company’s 2014 annual meeting of stockholders.  The Company has advised us that it intends to release definitive copies of the proxy statement and form of proxy to its stockholders on or about April 3, 2014.

If you have any questions concerning the enclosed materials, please do not hesitate to contact me at (312) 407-0784.

Thank you.

Very truly yours,

/s/ Richard C. Witzel, Jr.
Richard C. Witzel, Jr.

Enclosures